LAW OFFICES
of
DAN BRECHER

99 Park Avenue, 16th Floor
New York, New York 10016
(212) 286-0747
Fax:  (212) 808-4155

April 20, 2010

VIA EDGAR AND OVERNIGHT MAIL
Attn.:  Errol Sanderson
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4613
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Media Sciences International, Inc.
Pre-effective Amendment 1 to Registration Statement on Form S-3, initially filed on April 12, 2010
File No. 333-166007

Dear Sirs and Madams:

On behalf of Media Sciences International, Inc. (the “Company”), we hereby file Amendment No. 1 to the Company’s registration statement on Form S-3 (“Form S-3/A”).  This letter and the Form S-3/A responds to the comments of the Staff contained in the Staff’s letter dated April 15, 2010.

The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's April 15, 2010 letter.

Selling Stockholders, page 18

1.           Please be advised that neither of the selling security holders listed in the Form
S-3/A had any position, office or other material relationship during the past three years with the Company or any of the Company’s predecessors or affiliates, other than as a security holder in connection with the transactions effected on September 24, 2008 and March 30, 2010, which were previously described on page 18 of the prospectus included in the registration statement.

LAW OFFICES OF DAN BRECHER
Division of Corporation Finance
April 20, 2010

2.           Please be advised that neither of the selling security holders listed in the Form S-3/A are broker-dealers or affiliates of a broker-dealer.

Other Matters

The Company has updated the registration statement for certain information relating to stock price and shares outstanding as of April 16, 2010.

Three courtesy copies of clean and marked versions of the Form S-3/A (excluding exhibits) are being furnished by overnight mail to the attention of Mr. Errol Sanderson.

If you require additional documents or information, or have any questions, please let us know.

Very truly yours,

/s/ Dan Brecher
Dan Brecher